UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) January 24, 2005

BLOCKBUSTER INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	001-15153	52-1655102
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1201 Elm Street Dallas, Texas	75270
(Address of principal executive offices)	(Zip Code)

(214) 854-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On January 24, 2005, the Los Angeles Times published an article that contained an interview with Mr. John F. Antioco, Chairman and Chief Executive Officer of Blockbuster Inc. (“Blockbuster”). A copy of the article is attached hereto as Exhibit 99.1.

The article contains forward-looking statements relating to Blockbuster’s business outlook, its continued interest in acquiring Hollywood Entertainment Corporation (“Hollywood”) and its related operational strategies, initiatives and goals. Specific forward-looking statements relate to (i) Blockbuster’s initiatives, including its online initiatives and its current plans with respect to video vending and video on demand; (ii) Blockbuster’s commitment to pursuing an acquisition of Hollywood (the “proposed transaction”); (iii) the expansion of Blockbuster’s presence should the proposed transaction be consummated; (iv) the financial merits of the proposed transaction; (v) the retention of Hollywood’s brand name and the expansion of selection should the proposed transaction be consummated; (vi) the pursuit by Blockbuster of regulatory approval of the proposed transaction and (vii) a possible tender offer by Blockbuster for shares of Hollywood’s common stock. These forward-looking statements are based on Blockbuster’s current intent, expectations, estimates and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. In addition, some factors are beyond Blockbuster’s control, including the possible consummation of the recently announced merger between Hollywood and Movie Gallery, Inc. Therefore, Blockbuster can give no assurance that the proposed transaction will be completed or that the conditions to any tender offer Blockbuster may commence will be satisfied. Other factors that could cause actual results to differ materially from the statements made in the article include, among others: (i) consumer demand for Blockbuster’s existing and planned product and service offerings; (ii) the impact of competitor pricing and product and service offerings; (iii) Blockbuster’s ability to effectively and timely prioritize and implement any initiatives; (iv) Blockbuster’s ability to timely implement and maintain the necessary information technology systems and infrastructure to support shifts in consumer preferences and any corresponding changes to its operating model, including support for its initiatives; (v) Blockbuster’s ability to respond to changing consumer preferences and to effectively adjust its product mix, service offerings and marketing and merchandising initiatives; (vi) the studios’ dependence on revenues generated from retail home video and their maintenance and timing of exclusive distribution windows for retail home video; (vii) Blockbuster’s ability to provide the necessary information and to take such actions as are necessary to comply with the Federal Trade Commission’s requests of it and to clear the Hart-Scott-Rodino process in connection with the proposed transaction; (viii) Blockbuster’s and Hollywood’s ability to receive any and all other necessary approvals, including any other necessary governmental or regulatory approvals and the approval of the respective Boards of Directors and stockholders, if applicable; (ix) Blockbuster’s ability to close the financing necessary for the proposed transaction; (x) the ability of Blockbuster and Hollywood to negotiate and enter into a confidentiality agreement on terms satisfactory to both parties; (xi) the results of Blockbuster’s review of Hollywood information if it is provided access to such information; (xii) changes to Blockbuster’s strategy, business plan and pricing model, including its plans regarding use of capital; and (xiii) other factors as described in filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Cautionary Statements” in Blockbuster’s annual report on Form 10-K for the fiscal year ended December 31, 2003 and discussed under the heading “Disclosure Regarding Forward-Looking Information” in Blockbuster’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004.

THIS IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. A TENDER OFFER TO BUY HOLLYWOOD’S COMMON STOCK MAY BE MADE, IF AT ALL, PURSUANT TO A TENDER OFFER STATEMENT, AN OFFER TO PURCHASE AND RELATED MATERIALS. HOLLYWOOD SHAREHOLDERS SHOULD READ THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND ANY RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF ANY OFFER. HOLLYWOOD SHAREHOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO ANY TENDER OFFER, IF APPLICABLE, FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM BLOCKBUSTER INC. AT WWW.BLOCKBUSTER.COM.

HOLLYWOOD SHAREHOLDERS ARE URGED TO READ ANY PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. BLOCKBUSTER AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION BETWEEN HOLLYWOOD AND BLOCKBUSTER. HOLLYWOOD SHAREHOLDERS WILL BE ABLE TO OBTAIN A COPY OF ANY PROXY STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT THE PARTIES (INCLUDING INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE), FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM BLOCKBUSTER INC. AT WWW.BLOCKBUSTER.COM OR FROM HOLLYWOOD ENTERTAINMENT CORPORATION AT WWW.HOLLYWOODVIDEO.COM.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description

99.1	Los Angeles Times article, dated January 24, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLOCKBUSTER INC.

Date: January 24, 2005	By:	/s/ Larry J. Zine
Larry J. Zine Executive Vice President, Chief Financial Officer and Chief Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Los Angeles Times article, dated January 24, 2005